SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,345,716 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,683,325
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,683,325
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,683,325

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.7%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  2,687,276
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,687,276
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,687,276

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 4.9%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Geoffrey Raynor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  10,021,418 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  10,021,418 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           10,021,418 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 18.1%

14.     Type of Reporting Person: IN
--------------------
(1) Solely in his position as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 3,683,325 Units. Solely in his position as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 2,687,276 Units. In addition, 3,650,817 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010, as amended by Amendment No. 13 dated October 14, 2010, as amended by Amendment No. 14 dated December 8, 2010, as amended by Amendment No. 15 dated December 9, 2010, as amended by Amendment No. 16 dated January 13, 2011, as amended by Amendment No. 17 dated February 8, 2011, as amended by Amendment No. 18 dated March 17, 2011, as amended by Amendment No. 19 dated March 24, 2011 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

On April 21, 2011, the Reporting Persons sent the following letter to the Issuer's Board of Directors:

Dear Gentlemen:

As you well know, we have called for the resignation of all but two members of this board. We no longer have confidence in your ability to oversee this business. And we certainly have no confidence in your ability to pick the next CEO.

We submit that any well qualified CEO is not going to want to work for a board that sided with Mr. Kinzel in what we believe has now been found to be his spurious account of the events surrounding Jack Falfas' departure.

We have recently heard rumors that Mark Shapiro, the former CEO of Six Flags who took the company into bankruptcy, is being considered. This would be yet another disastrous decision. If true, it boggles the mind why you would consider the executive who oversaw the decline in earnings that brought the company into bankruptcy rather than someone like Jim Reid-Anderson, the outstanding new CEO of Six Flags, who has overseen the company during its Phoenix-like rebirth.

We therefore wish to make it clear once again that we will likely not support any CEO candidate you put forth without the direct involvement of your unitholders.  And should your decision here be anything like so many of the bad decisions you have made over the past 18 months, then we will vigorously campaign for his or her removal as soon as possible.

Regards,

Q Funding III & Q4 Funding

THE PARTICIPANTS IN ANY POTENTIAL SOLICITATION OF PROXIES RELATING HERETO ARE THE SAME AS THE PARTICIPANTS IDENTIFIED IN THE PRELIMINARY PROXY STATEMENT FILED BY Q INVESTMENTS WITH RESPECT TO CEDAR FAIR, L.P. ON APRIL 13, 2011 (THE "PRELIMINARY PROXY STATEMENT"). ACCORDINGLY, UNITHOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING SUCH PARTICIPANTS AND THEIR INTERESTS FROM THE PRELIMINARY PROXY STATEMENT. UNITHOLDERS MAY OBTAIN A COPY OF THE PRELIMINARY PROXY STATEMENT AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

UNITHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY Q INVESTMENTS FROM THE UNITHOLDERS OF CEDAR FAIR, L.P. AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. AFTER THEY ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UNITHOLDERS MAY OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding at the end thereof the following:

99.5 -- Arbitration Panel Decision dated February 28, 2011, previously filed.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: April 21, 2011

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

GEOFFREY RAYNOR By: /s/ Brandon Teague Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor